

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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SEC FILE NUMBER
~~8-38804~~ 40028

SEC Mail Processing Section
JUL 22 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Shelyn Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FISN, Inc. 4800 Montgomery Lane
(No. and Street)

Bethesda	MD	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas M. Coan (240)-497-0400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.

(Name - *if individual, state last, first, middle name*)

7700 Old Georgetown Road, Suite 400	Bethesda	Maryland	20814-6224
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas M. Coan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FISN, Inc. as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions



Signature

President

Title



Notary Public

MARY L. CRONIN
NOTARY PUBLIC
Montgomery County, MD.
My Commission Expires May 1, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group

ACCOUNTING • TAX • BUSINESS ADVISORY

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

FISN, INC.

DECEMBER 31, 2009 AND 2008

(WITH SUPPLEMENTAL INFORMATION)

FISN, Inc.

TABLE OF CONTENTS

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
FISN, Inc.

We have audited the accompanying statement of financial condition of FISN, Inc. as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and changes in financial condition for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of FISN, Inc. as of December 31, 2008 and for the year then ended were audited by other auditors whose report dated February 23, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FISN, Inc. as of December 31, 2009, and the results of its operations and its financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit report has been re-issued to provide a reconciliation between the audited Computation of Net Capital and the corresponding unaudited Part IIA of SEC Form X-17A-5 as of December 31, 2009 in accordance with SEC Rule 17a-5(d).

Reznick Group, P.C.

Bethesda, Maryland
February 23, 2010

FISN, Inc.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

ASSETS

	2009	2008
Current assets		
Cash and cash equivalents	$ 7,478	$ 9,298
Cash deposits with clearing organization	1,220,896	1,164,559
Certificate of deposits	20,533	20,175
Commissions receivable		
Broker	13,013	27,921
Other	3,666	7,940
Deferred income tax assets	29,711	9,822
Total current assets	1,295,297	1,239,715
Property and equipment		
Furniture and equipment	160,620	160,620
Leasehold improvements	7,363	7,363
Automobiles	51,878	-
Less: Accumulated depreciation	(161,675)	(148,527)
Net property and equipment	58,186	19,456
Other assets		
Deposit	10,410	10,410
Investment securities	11,892	14,826
Total other assets	22,302	25,236
Total assets	$ 1,375,785	$ 1,284,407

(continued)

FISN, Inc.

STATEMENTS OF FINANCIAL CONDITION - CONTINUED

December 31, 2009 and 2008

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Current liabilities		
Accounts payable	$ 19,550	$ 16,523
Commissions payable	77,888	58,690
Payroll taxes withheld	828	216
Income taxes payable	6,991	139,222
Note payable	11,438	-
Total current liabilities	116,695	214,651
Stockholders' equity		
Common stock, $1 par value, 1000 shares authorized, 100 shares issued and outstanding	100	100
Additional paid-in capital	14,900	14,900
Retained earnings	1,244,090	1,054,756
Total stockholders' equity	1,259,090	1,069,756
Total liabilities and stockholders' equity	$ 1,375,785	$ 1,284,407

See notes to financial statements

FISN, Inc.

STATEMENTS OF INCOME

Years ended December 31, 2009 and 2008

	2009	2008
Income		
CD placement income	$ 68,860	$ 69,868
Securities income	4,113,802	4,478,972
Total revenue	4,182,662	4,548,840
Expenses		
Advertising	100,598	102,798
Co-brokers fees	3,168	2,003
Depreciation	13,148	4,656
Data services	117,729	110,442
Clearing expenses	268,277	285,744
Insurance	90,988	98,842
Office expense	20,162	21,279
Professional services	110,259	64,968
Regulatory fees	51,244	41,061
Rent	163,329	181,592
Repairs and maintenance	11,752	52,621
Retirement plan contribution	62,101	62,894
Salaries and commissions		
Officers	595,250	673,616
Others	2,005,799	2,149,531
Supplies	20,993	27,517
Payroll and property taxes	147,339	135,449
Telephone	25,223	26,786
Training	1,790	627
Travel and entertainment	50,296	58,770
Total operating expenses	3,859,445	4,101,196
Income from operations	323,217	447,644
Other income (expenses)		
Other income	-	254
Interest income	868	411
Interest expense	(969)	(250)
Unrealized loss on investment securities	(2,934)	(14,868)
Total other income (expenses)	(3,035)	(14,453)
Provision for income taxes		
Income tax expense	130,848	165,346
NET INCOME	$ 189,334	$ 267,845

See notes to financial statements

FISN, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2009 and 2008

	Common stock				Additional paid-in capital		Retained earnings		Total stockholders' equity
	Shares		Amount						
Balance, January 1, 2008	100	$	100	$	14,900	$	786,911	$	801,911
Net income							267,845		267,845
Balance, December 31, 2008	100	$	100	$	14,900	$	1,054,756	$	1,069,756
Net income	-		-		-		189,334		189,334
Balance, December 31, 2009	100	$	100	$	14,900	$	1,244,090	$	1,259,090

See notes to financial statements

FISN, Inc.

STATEMENTS OF CHANGES IN FINANCIAL CONDITION

Years ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income	$ 189,334	$ 267,845
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	13,148	4,656
Unrealized loss on investment securities	2,934	14,868
Net change in operating assets and liabilities:		
Cash deposits with clearing organizations	(56,337)	(400,519)
Commissions receivable	19,182	6,115
Deferred income tax assets	(19,889)	(14,170)
Accounts payable	3,027	3,315
Commissions payable	19,198	7,934
Payroll taxes withheld	612	(2,733)
Income taxes payable	(132,231)	108,197
Net cash provided by (used in) operating activities	38,978	(4,492)
Cash flows from investing activities		
Purchase of property and equipment	(51,878)	-
Proceeds from certificate of deposit	20,175	19,514
Purchase of certificate of deposit	(20,533)	(20,175)
Net cash used in investing activities	(52,236)	(661)
Cash flows from financing activities		
Proceeds from borrowing note	20,528	-
Repayment of note	(9,090)	-
Net cash provided by financing activities	11,438	-
Net decrease in cash	(1,820)	(5,153)
Cash and cash equivalents, beginning of year	9,298	14,451
Cash and cash equivalents, end of year	$ 7,478	$ 9,298
Supplemental disclosure of cash flow information		
Interest paid	$ 969	$ 250
Income taxes paid	$ 282,969	$ 14,625

See notes to financial statements

NOTE 1 - SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations

FISN, Inc. (the Company) was incorporated in the District of Columbia on February 15, 1984 for the purpose of providing brokerage, investment advisory, and venture capital services in the metropolitan Washington, DC area. The Company operates through two divisions, First Internet Securities Network (formerly known as First Income Securities Network), which is a regulated securities broker-dealer, and Federally Insured Savings Network, which assists in the placement of time deposits with financial institutions. Approximately 98% of the Company's revenues are derived from the operations of First Internet Securities Network. The Company does not hold any funds or securities for the account of securities customers and clears all its securities customer transactions through another broker-dealer on a fully disclosed basis. It is, therefore, exempt from SEC Rule 15c3-3 under Section (k)(2)(ii).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses are carried at cost, which management believes approximates fair value due to the short-term maturity of these instruments.

Property and Equipment

Property and equipment are stated at cost and depreciated using accelerated methods over the estimated useful lives of the assets.

Income Taxes

The Company files its income tax returns on the cash basis, whereby revenue is recognized when received and expenses are recognized when paid. Deferred income taxes are provided on an asset and liability method whereby deferred tax assets are recognized for operating loss carry-forwards and deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Temporary differences result from the Company using the cash method of accounting for income tax purposes and accrual basis accounting for financial statement purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Accounts Receivable

The Company's receivables are primarily from broker/dealers and professional associations located throughout the United States. All accounts at December 31, 2009 and 2008 are considered to be collectible.

Advertising Costs

Advertising costs are charged to operations when incurred. Advertising costs incurred for the years ended December 31, 2009 and 2008 were $100,598 and $102,798, respectively.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification (Codification). Effective July 1, 2009, the Codification is the single

source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP). The Codification is intended to reorganize, rather than change, existing GAAP. Accordingly, all references to currently existing GAAP have been removed and have been replaced with plain English explanations of the Company's accounting policies. The adoption of the Codification did not have a material impact on the Company's financial position or results of operations.

Reclassification

Reclassifications have been made to the prior year balances to conform to the current year presentation.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

The Company holds a majority of its cash and cash equivalents with one clearing broker. The cash balance is protected by the Securities Investor Protection Corporation (SIPC) up to $100,000. At December 31, 2009 and 2008, the uninsured portions of the cash balances were $1,120,896 and $1,064,599, respectively. The Company has not experienced any losses with respect to its cash and cash equivalent balances in excess of SIPC insurance.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the Codification are described below:

- Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; and

- Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurements will fall within the lowest level input that is significant to the fair value measurement in its entirety.

At December 31, 2009, the Company held marketable equity securities with a fair market value of $11,892 that have been classified as Level 1.

NOTE 4 - NOTE PAYABLE

The Company entered into a $20,528 promissory note dated January 26, 2009 with a financial institution. The note bears interest at 6.5% and matures on January 24, 2011. During the year ended December 31, 2009, interest expense on the note was $969. At December 31, 2009, the outstanding balance on the note is $11,438 which is included in current liabilities. The note is fully collateralized by an automobile.

NOTE 5 - INCOME TAXES

The net deferred tax assets and liabilities in the accompanying balance sheets include the following components:

	2009	2008
Deferred tax assets	$ 41,168	$ 30,837
Deferred tax liabilities	(11,457)	(21,015)
Deferred tax valuation allowance	-	-
Net deferred tax asset (liability)	$ 29,711	$ 9,822

The provisions for income taxes and (benefit) were as follows for the years ended December 31, 2009 and 2008:

	2009	2008
Current		
Federal	$ 111,731	$ 148,867
State	39,007	30,649
Total current	150,738	179,516
Deferred		
Federal	(15,456)	(11,602)
State	(4,434)	(2,568)
Total deferred	(19,890)	(14,170)
Total provision for income taxes	$ 130,848	$ 165,346

The Company's policy for penalties and interest assessed by income taxing authorities is to include them in general and administrative expenses. For the years ended December 31, 2009 and 2008, the Company incurred $1,068 and $0 in interest, respectively.

For the years ended December 31, 2008 and 2009, the Company had no uncertain tax positions for which it was reasonably possible that the total amount of unrecognized benefit would significantly increase or decrease within a 12 month period.

The federal income tax returns of the Firm for 2006, 2007 and 2008 are subject to examination by the Internal Revenue Service, generally for three years after they were filed.

NOTE 6 - LEASE

The Company leases office space under an operating lease that expires in 2011. The lease provides for a base rental plus contingent rentals based on the Company's share of the increase in the landlord's operating expenses and taxes as defined in the lease. The lease provides for a base rental which shall increase each December 1st by 3% of prior year's base, as escalated.

In addition, the Company has leased storage space under an operating lease that expires on November 30, 2011. The lease provides for a base rental which shall increase each December 1st by 3% of prior year's base, as escalated.

Rent expense for the years ended December 31, 2009 and 2008 was $157,792 and $149,090, respectively.

Future minimum lease payments are as follows:

Year ending December 31,		
2010	$	135,008
2011		123,757
	$	258,765

NOTE 7 - RETIREMENT PLAN

The Company sponsors an employee salary reduction plan (Simple-IRA) under section 408(p) of the Internal Revenue Code. The Company matches the employee's elective deferral on a dollar for dollar basis, not to exceed 3% of the employee's compensation or the indexed ceiling amount stipulated by the Internal Revenue Code. The Company's share of contributions totaled $62,101 and $62,894 for the years ended December 31, 2009 and 2008, respectively.

NOTE 8 - SUBSEQUENT EVENTS

Management evaluated the activity of the Company through February 23, 2010 (the date the financial statements were available for issue) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosures in the notes to the financial statements.

SUPPLEMENTAL INFORMATION



Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

The Board of Directors
FISN, Inc.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained herein is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Bethesda, Maryland
February 23, 2010

FISN, Inc.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1 AND RECONCILIATION TO UNAUDITED PART IIA OF SEC FORM X-17A-5

December 31, 2009

Stockholders' equity and tentative net capital	$ 1,259,090	
Less:		
Commissions receivable - other	3,666	
Property and equipment, net of depreciation	58,186	
Deferred tax asset	29,711	
Deposit	10,410	
Total deductions	101,973	
Net capital before haircuts on securities positions	1,157,117	
Haircuts on securities [computed pursuant to Rule 15c3-1 (c)(2)(vi)(E)(6) & Rule 15c3-1 (c)(2)(vi)(A)&(J)]	(1,809)	
Net capital*	$ 1,155,308	
Aggregate indebtedness		
Total liabilities included on balance sheet	$ 116,695	
Computation of basic net capital requirement Minimum capital required [under subparagraph (a)(2) or Rule 15c3-1]	100,000	
Excess of net capital over minimum requirement	1,055,308	
Excess of net capital at 1500%	1,137,804	
Excess of net capital at 1000%	1,143,639	
Ratio of aggregate indebtedness to net capital	116,695	
	1,155,308 =	10.10%

* There were no material differences between the Company's audited Computation of Net Capital under SEC Rule 15c3-1 and the corresponding unaudited Part IIA of SEC Form X-17A-5 at December 31, 2009.

FISN, Inc.

SUPPLEMENTAL INFORMATION - CONTINUED

EXEMPTION FROM REQUIREMENTS UNDER SEC RULE 15C3-3

December 31, 2009

The Company does not receive or otherwise hold funds or securities for, or owe money or securities to, securities customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the exemption allowed in Section (k)(2)(ii) and was in compliance with the conditions of exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224
Tel: (301) 652-9100

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors
FISN, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of FISN, Inc. (the Company) for the year ended December 31, 2009, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.


Reznick
Group
ACCOUNTING • TAX • BUSINESS ADVISORY

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Bethesda, Maryland
February 23, 2010


Reznick
Group
ACCOUNTING • TAX • BUSINESS ADVISORY

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

FISN, INC.

DECEMBER 31, 2009

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224
Tel: (301) 652-9100

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
FISN, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by FISN, Inc. (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (the Specified Parties) solely to assist you and the Specified Parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Company and the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7T with the Company's cash disbursement records and general ledger and agreed the amounts to canceled checks.

   We noted no exceptions as a result of our procedures.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009.

   We noted no exceptions as a result of our procedures.

3. We compared the adjustments reported in Form SIPC-7T with supporting schedules and working papers prepared by the client. Specifically, we compared to the following schedules:

   - Schedule of direct mutual fund commissions and other related income

   - Schedule of clearing fees paid to clearing broker

- Change in unrealized on securities held in investment accounts
- Schedule of Certificate of Deposit Placement, Commissions and Trading Income

We noted no exceptions as a result of our procedures.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments.

   We noted no exceptions as a result of our procedures.

5. We determined if there was any amount of overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

   We determined that there was no overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the Specified Parties listed above and is not intended to be and should not be used by anyone other than these parties.

Reznick Group, P.C.

Bethesda, Maryland
February 23, 2010